April 25, 2023

Christina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Sisecam Resources LP
Schedule 13E-3/A filed April 18, 2023
SEC File No. 5-87613
PRER14C filed April 18, 2023
SEC File No. 1-36062

Dear Ms. Chalk:

Set forth below are responses of Sisecam Resources LP (referred to herein as “we” or the “Company”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2023 with respect to the filings referenced above.

Concurrent with the submission of this letter, we are submitting via EDGAR Amendment No. 2 to the Information Statement (the “Amended Information Statement”) and Amendment No.4 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), which incorporate changes made in response to the Staff’s comments and certain other updated information.

For your convenience, the response is prefaced in bold type by the exact text of the Staff’s comment. All references to page numbers and captions in the responses correspond to the Amended Information Statement and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings given to them in the Amended Information Statement.

Schedule 13E-3/A and PRER 14C filed April 18, 2023

Recommendation of the GP Board, page 28

1.
We note the new disclosure here in response to comment 5 in our first comment letter. Identify the comparable recent partnership “buy-in transactions” considered by the GP Board in its fairness determination. Explain how the GP Board considered each, including by identifying the premiums paid in such transactions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement accordingly. Please refer to the updated disclosure on page 28 of the Amended Information Statement.

Financing of the Merger, page 48

2.	We note the new disclosure here added in response to comment 9 in our first comment letter. Please additionally provide the disclosure required by Item 1007(d)(1) and (2) of Regulation M-A.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement accordingly. Please refer to the updated disclosure beginning on page 48 of the Amended Information Statement.

General

3.
Refer to comment 1 in our first comment letter dated April 10, 2023 and your response by letter dated April 18, 2023. We continue to believe, based on your response and the revised disclosure included on page 48 of the revised information statement, that Mr. Ciner is engaged in this going private transaction by virtue of his control of other filers and should be included as a filer on the Schedule 13E-3. Please revise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to include Mr. Ciner as a filer of the Schedule 13E-3.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (212) 378-7507.

Very truly yours,

By:	/s/ Scott D. Fisher
Scott D. Fisher

Enclosures

cc:	Marla Nicholson
Sisecam Resource LP